UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of November 2025

Commission File Number: 001-36631

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Notice of relevant information dated November 5, 2025

Item 1

RELEVANT INFORMATION

Bogotá, November 5, 2025. Grupo Aval Acciones y Valores S.A. informs that its Board of Directors, in a meeting held today, approved to summon an extraordinary meeting of its General Shareholders’ Assembly for the purpose of deliberating and determining the voting position to be adopted at the extraordinary General Shareholders’ Assembly of Banco de Bogotá scheduled for November 26, regarding the relevant matters related to the potential sale of 99.56906% of the shares of Multi Financial Group, Inc. by Multi Financial Holdings, Inc., a subsidiary of Banco de Bogotá, to BAC International Corporation, a subsidiary of BHI, and the possible waiver of potential conflicts of interest.

The notice of meeting will be issued in accordance with the provisions of the Corporate Bylaws and applicable law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 6, 2025

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel